April 18, 2011
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Stop 4631
Washington, D.C. 20549

Re:	Stanley Black & Decker, Inc. Form 10-K for the fiscal year ended January 1, 2011 Filed February 18, 2011 File No. 001-5224
Dear Mr. Decker:
The following is in response to your letter dated April 4, 2011 and comments pertaining to our Form 10-K filing for the year ended January 1, 2011.
FORM 10-K FOR THE PERIOD ENDED JANUARY 1, 2011
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response:
Where applicable in response to the Staff’s comments, the Company has illustrated the additional disclosures to be made in future filings by underlining in relation to the fiscal 2010 Form 10K filing disclosure, and other revisions by underline or strike-through.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity, Sources and Uses of Capital, page 36
2. Given your significant foreign operations, please consider enhancing your liquidity disclosure to address the following:
•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of January 1, 2011; and

•	Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations if true.
Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.
Response: The Company will enhance its liquidity disclosures within MD&A in future filings as follows:
Cash and cash equivalents totaled $1.745 billion as of January 1, 2011, comprised of $70 million in the U.S. and $1.675 billion in foreign jurisdictions. As discussed in Note Q, Income Taxes to the Consolidated Financial Statements, concurrent with the Merger, the Company made a determination to repatriate certain legacy Black & Decker foreign earnings, on which U.S. income taxes had not previously been provided. As a result of this repatriation decision, the Company has recorded a related deferred tax liability. Current plans and liquidity requirements do not demonstrate a need to repatriate other foreign earnings. Accordingly, all other undistributed foreign earnings of the Company are considered to be permanently reinvested, consistent with the Company’s overall growth strategy internationally, including acquisitions and long-term financial objectives. No provision has been made for taxes that might be payable upon remittance of these undistributed foreign earnings. However, should the Company determine at a later point that additional foreign earnings would be repatriated, we would be required to accrue and pay taxes at that time.

Critical Accounting Estimates, page 42
Goodwill and Intangible Assets, page 43
3. You disclose that you test goodwill for impairment at the reporting unit level and that a reporting unit is a reportable operating segment or one level below a reportable operating segment. We do not understand why you included the word reportable in front of operating segment in your goodwill impairment disclosures. Please clarify what your ASC 350 reporting units are and how they compare to your operating segments and reportable segments used for ASC 280 segment reporting purposes. Note that a reporting unit is an operating segment (as defined in ASC 280-10-50-1) or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. Also note that two or more operating segments should not be aggregated to arrive at a reporting unit. See also ASC 350-20-55-9.
Response: The Company inadvertently included the word “reportable” in front of the words “operating segment” in the Goodwill and Intangible Asset Critical Accounting Estimate disclosure and will remove it in future filings.
The reporting units identified by the Company comply with the definition of a “reporting unit” in that each of the Company’s six reporting units represent either an operating segment, as defined by ASC 280-10-50-1 or a component of an operating segment. We confirm that no operating segments have been aggregated to arrive at a reporting unit. We note that in disclosing our “reportable segments” as defined in ASC 280-10-50-10, no operating segments have been aggregated and thus the Company’s three reportable segments also represent its operating segments.
Item 15(a)(1) and (2) — Index to Financial Statements and Financial Statement Schedule, page 56
Note B — Accounts and Financing Receivable, page 70
4. According to the terms of your accounts receivable sale program, you are required to sell certain of your trade accounts receivables at fair value to a wholly-owned, bankruptcy-remote special purpose subsidiary. Please disclose whether the BRS is consolidated or not. If it is not consolidated, please supplementally support your treatment. In addition, please disclose the point at which transfers of receivables are treated as a sale and removed from your balance sheet. Does the removal of the receivables from your balance sheet first occur when the BRS transfers the receivables to a third-party purchaser or does it occur when you initially transfer the receivables to the BRS? If it occurs when you initially transfer the receivables to the BRS, please supplementally support your treatment.

Response: The Bankruptcy-Remote Special Purpose subsidiary (“BRS”) is wholly-owned and consolidated in the Company’s consolidated financial statements. The removal of receivables from the Company’s balance sheet occurs when the BRS transfers receivables to a third-party purchaser. In future filings, the Company will enhance its disclosures by adding the following underlined text.
“In December 2009, the Company entered into an accounts receivable sale program that was scheduled to expire on December 28, 2010. On December 13, 2010, the Company extended the term of that program for one year and the program is now scheduled to expire on December 12, 2011. According to the terms of that program the Company is required to sell certain of its trade accounts receivables at fair value to a wholly owned consolidated, bankruptcy-remote special purpose subsidiary (“BRS”). The BRS, in turn, must sell such receivables to a third-party financial institution (“Purchaser”) for cash and a deferred purchase price receivable. The Purchaser’s maximum cash investment in the receivables at any time is $100.0 million. The purpose of the program is to provide liquidity to the Company. The Company accounts for these transfers as sales under ASC 860 “Transfers and Servicing”. Receivables are derecognized from the Company’s consolidated balance sheet when the BRS sells those receivables to the Purchaser. The Company has no retained interests in the transferred receivables, other than collection and administrative responsibilities and its right to the deferred purchase price receivable. At January 1, 2011 the Company did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions and its cost of servicing the receivables sold.”
Note P — Business Segments and Geographic Areas, page 107
5. You disclose you have three reportable segments: Construction & Do It Yourself, Security and Industrial. It is unclear what your operating segments are and whether operating segments have been aggregated to arrive at these three reportable segments. Please tell us and revise your disclosure to clarify what your operating segments are and whether any operating segments have been aggregated to arrive at your three reportable segments. See also ASC 280-10-50-21.a. If you aggregated operating segments in arriving at one or more of your reportable segments, please also provide us with the analysis you performed in determining the requirements of ASC 280-10-50-11 were met.
Response: As previously discussed in relation to Comment #3 above, the Company’s operating segments are identical to its three reportable segments (Construction & Do It Yourself, Security and Industrial) so no aggregation of operating segments exists. The Company will clarify this fact in the Business Segment and Geographic Areas disclosure in future filings as illustrated below:
The Company classifies its business into three reportable segments, which also represent its operating segments: Construction & Do It Yourself (“CDIY”), Security, and Industrial.

NOTE U — Parent and Subsidiary Debt Guarantees, page 116
6. For each of the notes identified in this footnote as having a guarantee, please tell us which entity or entities issued the note and which entity or entities guarantee the note and where each entity resides in your current corporate structure. For each note, please also tell us which paragraph of Rule 3-10 of Regulation S-X you are relying upon and how you concluded that the requirements under that paragraph had been met. In doing so, please also address your consideration of the disclosures required by Rules 3-10(i)(8) to (10). For example, Rule 3-10(i)(8) requires the following to be disclosed, if true:
•	Each subsidiary issuer or subsidiary guarantor is “100% owned” (as defined by Rule 3-10(h)(1)). Note that “wholly-owned,” as defined in Rule 1-02(aa) of regulation S-X, is not the same as “100% owned;”

•	All guarantees are full and unconditional; and

•	Where there is more than one guarantor, all guarantees are joint and several.
Response: The below revisions will be included in subsequent filings to clarify which entity issued each note, which entity guarantees each note, as well as where each entity resides in our corporate structure. The applicable disclosures required by Rule 3-10(i)(8) have been incorporated into our revised language. The items required by Rule 3-10(i)(9) and (10) are not applicable to the Company because there are no significant restrictions on the ability of the Company or any guarantor or issuer to obtain funds from the Company’s subsidiaries by dividend or loan. Additionally, the Company does not have any significant investments accounted for by the equity method.
The Company is relying on Rule 3-10(e) of regulation S-X for the guarantees of the Stanley Notes (as defined below). In future filings, the Company expects to fully address the applicable paragraphs of Rule 3-10(e) of Regulation S-X for these guarantees, with clarifying language that the subsidiary guarantor is 100% owned by the parent company issuer, the guarantees are full and unconditional, no other subsidiary of the parent guarantees the securities, and inclusion of separate columns of condensed consolidating financial information for the parent company, subsidiary guarantor, and all other subsidiaries of the parent company on a combined basis. An illustration of the Company’s proposed disclosure is provided below.
The Company is relying on Rule 3-10(c) of regulation S-X for the guarantees of the Black & Decker Notes (as defined below). In future filings, the Company expects to fully address the applicable paragraphs of Rule 3-10(c) of Regulation S-X for these guarantees, with clarifying language that the subsidiary issuer is 100% owned by the parent company guarantor, the guarantees are full and unconditional, no other subsidiary of the parent guarantees the securities, and inclusion of separate columns of condensed consolidating financial information for the parent company, subsidiary issuer, and all other subsidiaries of the parent company on a combined basis.

In order to enhance the clarity of the disclosure of this footnote, the Company will delete reference to the 7.05% Notes due 2028 issued by Black & Decker Holdings, LLC (“BDH”), as neither such notes nor the related guarantees were ever registered under the Securities and Exchange Act of 1934, as amended.
The clarifications to the disclosures are illustrated below:
~~The following information is presented in accordance with Rule 3-10 of Regulation S-X. In connection with the Merger, on March 12, 2010, Stanley Black & Decker, Inc. (“Stanley”) and The Black & Decker Corporation (“Black & Decker”) entered into supplemental indentures providing for (i) senior unsubordinated guarantees by Black & Decker of Stanley’s existing notes (the “Black & Decker Guarantees”) and (ii) senior unsubordinated guarantees by Stanley of Black & Decker’s existing notes (the “Stanley Guarantees,” together with the Black & Decker Guarantees, the “Guarantees”). The Black & Decker Guarantees are in respect of the Company’s: 6.15% Notes due 2013; 4.9% Notes due 2012; convertible notes due 2012; and 5.0% Notes due 2010 (collectively the “Stanley Notes”). The Stanley Guarantees are in respect of Black & Decker’s: 5.75% Notes due 2016; 8.95% Notes due 2014; 4.75% Notes due 2014; 7.125% Notes due 2011; and 7.05% Notes due 2028 issued by Black & Decker Holdings, LLC, an indirect wholly-owned subsidiary of Black & Decker (collectively, the “Black & Decker Notes”).~~
The following notes were issued by Stanley Black & Decker, Inc. (“Stanley”) and are fully and unconditionally guaranteed by The Black & Decker Corporation (“Black & Decker”), a 100% owned direct subsidiary of Stanley: 6.15% Notes due 2013; and the 2040 Term Bonds (collectively, the “Stanley Notes”). The $320.0 million of Stanley’s convertible notes due May 2012 are not guaranteed by Black & Decker. [Note to Staff: The 5% Notes due 2010 have been repaid]
The following notes were issued by Black & Decker and are fully and unconditionally guaranteed by Stanley: 5.75% Notes due 2016; 8.95% Notes due 2014; 4.75% Notes due 2014; and 7.125% Notes due 2011 (collectively, the “Black & Decker Notes”).
The Stanley Notes and the Black & Decker Notes were issued under indentures included as Exhibits to this Annual Report on Form 10-K. Each of the Black & Decker Notes ~~(other than the Black & Decker 7.05% Notes)~~ and Black & Decker’s guarantee of the Stanley ~~Black & Decker~~ Notes rank equally with all of Black & Decker’s other unsecured and unsubordinated indebtedness. The Stanley guarantees of the Black & Decker Notes are unsecured obligations of the Company, ranking equal in right of payment with all the Company’s existing and future unsecured and unsubordinated indebtedness.
~~On August 31, 2010, the Company issued $400.0 million of senior unsecured Term Bonds, maturing on September 1, 2040. The 2040 Term Bonds are guaranteed on a senior unsecured basis by Black & Decker, a subsidiary of the Company. These 2040 Term Bonds as well as the remaining Stanley senior unsubordinated debt are not obligations of~~

~~or guaranteed by any of the Company’s other subsidiaries. As a result, the 2040 Term Bonds and the remaining Stanley senior unsubordinated debt are structurally subordinated to all debt and other liabilities of the Company’s subsidiaries other than Black & Decker. Additionally, on April 29, 2010 the Black & Decker Guarantee of the $320.0 million of Stanley’s convertible notes due May, 2012 was released. The Stanley Guarantees are unsecured obligations of Stanley ranking equal in right of payment with all of its existing and future unsecured and unsubordinated indebtedness.~~
The following tables, in accordance with Rule 3-10(e) of Regulation S-X for the Stanley Notes, and Rule 3-10(c) of Regulation S-X for the Black & Decker Notes, present the condensed consolidating balance sheets as of January 2, 2010 and January 1, 2011; the condensed consolidating statements of operations for the years ended January 1, 2011, January 2, 2010 and January 3, 2009; and the condensed consolidating statements of cash flows for the years ended January 1, 2011, January 2, 2010 and January 3, 2009. The condensed consolidated financial statements for the year ended January 1, 2011 include the results of Black & Decker from the Merger date. The 2009 comparative condensed consolidating financial statements reflect only the historical Stanley business.
FORM 8-K FILED ON JANUARY 27, 2011
7. You present numerous non-GAAP amounts, such as those excluding one-time amounts. In many cases, these non-GAAP measures appear to have been given greater prominence in the filing than the comparable GAAP measures. For example, you appear to only have provided narrative discussions of your 4Q’10 and FY’10 segment results excluding one-time charges. Your 4Q’10 key points also focus mostly on amounts excluding one-time charges, without much mention of GAAP amounts. Non-GAAP amounts, such as organic revenues, should be reconciled to GAAP amounts. In addition, please consider the guidance in Non-GAAP Financial Measures CDI 102.10 which indicates that it is not generally appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. See also Instruction 2 to Item 2.02 of Regulation 8-K and Item 10(e)(1)(i) of Regulation S-K.
Response: In future earnings releases, the Company will enhance its disclosures to provide additional prominence to GAAP measures. Specifically, the Company intends to provide in its next earnings release additional disclosure regarding segment GAAP results, and presenting GAAP results followed by non-GAAP measures in applicable key points disclosure. As previously disclosed in the 8-K filed on January 27, 2011, the Company included certain non-GAAP disclosures, because management believes that, due to the magnitude and transformational nature of the merger with Black & Decker in March 2010, such non-GAAP measures and the related narrative are important for investors to evaluate the Company’s ongoing operational performance aside from the significant merger and acquisition-related charges incurred.

Additionally, the Company will provide in its next earnings release a revised schedule reconciling non-GAAP amounts, including organic revenue percentages, to the related GAAP measure and will continue to reconcile any other non-GAAP measures in future earnings releases. Lastly, in future filings the Company expects to revise our non-GAAP disclosures to provide reconciliations of GAAP measures to the related non-GAAP measures in light of Non-GAAP Financial Measures CDI 102.10.
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We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We thank the Staff for the feedback that will enhance the Company’s disclosures in future filings. If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Chief Accounting Officer, at (860) 827-3969.

Sincerely,
/s/ Donald Allen Jr.
Donald Allan Jr.
Senior Vice President and Chief Financial Officer